EXHIBIT 99.2

-------------------------------------------------------------GRUPO EDP  ESCELSA

       Report of Independent Accountants on the Limited Review of Quarterly Information


       To the Board of Directors and Shareholders
       Espirito Santo Centrais Eletricas S.A. - ESCELSA


  1 We have carried out limited reviews of the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. -ESCELSA and Espirito Santo Centrais Eletricas - ESCELSA and its subsidiaries for the quarter ended March 31, 2004. This information is the responsibility of the Company's management.

  2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly consisted of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

  3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

  4 The Quarterly Information (ITR) also includes accounting information for the quarters ended March 31 and December 31, 2003. This information was reviewed and examined, respectively, by other independent accountants, who issued an unqualified report and opinion thereon, dated April 11, 2003 and February 12, 2004, respectively.

  5 As mentioned in Note 4.1, the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and Espirito Santo Centrais Eletricas S.A. - ESCELSA and its subsidiaries includes the amounts of electric energy traded in the context of the Wholesale Energy Market
       (MAE), with a net accounts payable balance in the parent company of R$ 722 thousand, at March 31, 2004 (R$ 973 thousand at December 31, 2003), and a net accounts receivable balance in the consolidated of R$ 2,072 thousand, at March 31, 2004 (R$ 2,604 thousand at December 31, 2003), respectively, recorded based on the amounts provided by MAE. The realization of these amounts is dependent upon the receipt from the companies, which did not make the financial settlement as determined by ANEEL, and the conclusion of the judicial discussion as to the interpretation of the market rules, which would define the amounts involved.

       Vitoria, April 23, 2004

       PricewaterhouseCoopers
       Auditores Independentes
       CRC 2SP000160/O-5

-------------------------------------------------------------GRUPO EDP  ESCELSA


       Luiz Marcio Malzone                   Ronaldo Matos Valino
       Contador CRC 1RJ031376/O-2 "S" ES     Contador CRC 1RJ069958/O "S" ES

-------------------------------------------------------------GRUPO EDP  ESCELSA

1. OPERATIONS

ESPIRITO SANTO CENTRAIS ELETRICAS S.A. -ESCELSA is a public Brazilian corporation, controlled by the Eletricidade de Portugal S.A. - EDP Group, through IVEN S.A., as from October 2002. Engaged in the generation, transmission, distribution and the sale of electric energy, the Company's activities are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), an agency of the Ministry of Mines and Energy.

ESCELSA is the majority shareholder of MAGISTRA PARTICIPACOES S.A., which holds the share control of EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL, a concessionaire responsible for the generation, distribution and sale of electric energy in the State of Mato Grosso do Sul, and the full control of CASTELO ENERGETICA S.A. - CESA, which was incorporated to operate in the exploitation of water resources, thermal energy generation and transmission lines. ESCELSA is also the majority shareholder of TV A CABO VITORIA S.A. - TVIX, a company operating in pay-TV and related services, in the municipalities of Vitoria and Vila Velha - ES, and has the full control of ESCELSA PARTICIPACOES S.A. - ESCELSAPAR, which renders Internet access services and various information technology services.

2. PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared and is presented in conformity with accounting practices adopted in Brazil, together with specific legislation established by ANEEL, and the regulations of the Brazilian Securities Commission
(CVM). These practices are consistent with those adopted in the financial statements for the year ended December 31, 2003, issued on March 19, 2004.

3. MARKETABLE SECURITIES

The portfolio composition is as follows:


                                                                            PARENT COMPANY
                                                        ------------------------------------------------------------
        FINANCIAL INSTITUTION                                 TYPE              MATURITY        03/04      12/03
------------------------------------------------------- -----------------    -------------   ----------  -----------
Banco Pactual S.A. ....................................       NBC-E            11/16/2006      103,683      100,617
Banco BBA Credtanstalt S.A. ...........................       NBC-E            12/10/2006       86,429       83,550
Banco BBA Credtanstalt S.A. ...........................       NBC-E            11/16/2006        4,923        4,768
Citibank S.A. ......................................... Investment funds            -            2,839        2,342
BRADESCO S.A. .........................................        CDB                  -            2,491            -
Other .................................................       Other                 -              135         146
                                                                                             ----------  -----------
                                                                                               200,500      191,423
                                                                                             ==========  ===========



                                                                             CONSOLIDATED
                                                        ------------------------------------------------------------
        FINANCIAL INSTITUTION                                 TYPE              MATURITY        03/04      12/03
------------------------------------------------------- -----------------    -------------   ----------  -----------

Banco Pactual S.A. ....................................       NBC-E            11/16/2006      103,683      100,617
Banco BBA Credtanstalt S.A. ...........................       NBC-E            12/10/2006       86,429       83,550
Banco BBA Credtanstalt S.A. ...........................       NBC-E            11/16/2006        4,923        4,768
Citibank S.A. .........................................        NA                   -            6,957        1,228
Banco Brasil S.A. ..................................... Investment funds            -            9,396        9,108
Citibank S.A. ......................................... Investment funds            -            2,839        2,342
BRADESCO S.A. .........................................        CDB                  -            3,608            -
Other .................................................       Other                 -              842        1,476
                                                                                             ----------  -----------
                                                                                               218,677      203,089
                                                                                             ==========  ===========


-------------------------------------------------------------GRUPO EDP  ESCELSA

These marketable securities are basically represented by federal securities (NBC-E), with interest and exchange variation, net of a provision for devaluation to market value, when applicable, and are recorded in current assets due to their liquidity in the market or expectation of short-term realization.

4. CONSUMERS AND CONCESSIONAIRES


                                                                        PARENT COMPANY
                                                ------------------------------------------------------------------------------------
                                                    Falling      Overdue up to      Overdue over                Total
                                                                                                    --------------------------------
                                                       due           90 days           90 days            03/04          12/03
                                                ---------------- ---------------- ----------------  ---------------- ---------------
CONSUMERS
  Residential...................................      36.079         24.401               949            61.429         55.985
  Industrial....................................      31.085          6.130               379            37.594         42.573
  Commercial, services and other activities.....      23.369          8.602             1.346            33.317         32.804
  Rural.........................................       5.873          2.390               575             8.838         10.619
  Public entities
    Federal.....................................       1.432          1.904               792             4.128          1.621
    State.......................................       1.311            863               285             2.459          2.284
    Municipal...................................         212             99                55               366          5.953
  Public lighting...............................       6.073          2.730               950             9.753          9.957
  Utilities.....................................       2.833             53               135             3.021          3.089
  Regulatory asset..............................
    Losses......................................      34.430              -                 -            34.430         34.023
    Free energy.................................      17.117              -                 -            17.117              -
  Debt installments.............................      21.397            438             2.459            24.294         25.268
  Other receivables.............................      14.169              -                 -            14.169          8.387
                                                ---------------- ---------------- ----------------  ---------------- ---------------
                                                     195.380         47.610             7.925           250.915        232.563
                                                ---------------- ---------------- ----------------  ---------------- ---------------
CONCESSIONAIRES
  Supplies - basic..............................       3.173              -                 -             3.173          2.953
  Supplies - short-term.........................         262              -                 2               264            471
                                                ---------------- ---------------- ----------------  ---------------- ---------------
                                                       3.435              -                 2             3.437          3.424
                                                ---------------- ---------------- ----------------  ---------------- ---------------
ENERGY GRID CHARGES                                      392              -                 -               392            387
                                                ---------------- ---------------- ----------------  ---------------- ---------------
TOTAL                                                199.207         47.610             7.927           254.744        236.374
                                                ================ ================ ================  ================ ===============

CONSUMERS
 Regulatory asset...............................
  Losses........................................      83.835              -                 -            83.835         88.117
  Free energy...................................      55.409              -                 -            55.409         73.545
  Value Added Tax on Sales and Services
    (ICMS) - Cia Vale do Rio Doce                     42.260              -                 -            42.260         38.986
                                                ---------------- ---------------- ----------------  ---------------- ---------------
TOTAL                                                181.504              -                 -           181.504        200.648
                                                ================ ================ ================  ================ ===============

-------------------------------------------------------------GRUPO EDP  ESCELSA


                                                                        CONSOLIDATED
                                                ------------------------------------------------------------------------------------
                                                    Falling      Overdue up to      Overdue over                Total
                                                                                                    --------------------------------
                                                       due           90 days           90 days            03/04          12/03
                                                ---------------- ---------------- ----------------  ---------------- ---------------
CONSUMERS
  Residential...................................      61.486         39.758             5.649           106.893         99.427
  Industrial....................................      40.837          8.210             1.564            50.611         55.829
  Commercial, services and other activities.....      39.091         15.549             7.297            61.937         59.151
  Rural.........................................       9.655          4.938             1.177            15.770         16.447
  Public entities
    Federal.....................................       2.954          3.405             1.724             8.083          4.027
    State.......................................       3.380            893               297             4.570          4.488
    Municipal...................................       2.588          1.621               969             5.178         10.250
  Public lighting...............................      10.147          3.531             5.311            18.989         19.177
  Utilities.....................................       5.232            882               177             6.291          5.459
  Regulatory asset..............................
    Losses......................................      56.784              -                 -            56.784         56.271
    Free energy.................................      26.831              -                 -            26.831          8.359
  Debt installments.............................      40.116          1.855             5.928            47.899         51.755
  Tariff adjustment.............................      29.448              -                 -            29.448         35.219
  Other receivables.............................      25.607          1.107               205            26.919         18.987
                                                ---------------- ---------------- ----------------  ---------------- ---------------
                                                     354.156         81.749            30.298           466.203        444.846
                                                ---------------- ---------------- ----------------  ---------------- ---------------
CONCESSIONAIRES
  Supplies - basic..............................       3.412              -                 -             3.412          3.374
  Supplies - short-term.........................         713              -                 2               715          1.469
                                                ---------------- ---------------- ----------------  ---------------- ---------------
                                                       4.125              -                 2             4.127          4.843
                                                ---------------- ---------------- ----------------  ---------------- ---------------
ENERGY GRID CHARGES                                      931              -                 -               931          1.020
                                                ---------------- ---------------- ----------------  ---------------- ---------------
TOTAL                                                359.212         81.749            30.300           471.261        450.709
                                                ================ ================ ================  ================ ===============
LONG-TERM RECEIVABLES
CONSUMERS
  Regulatory asset..............................
    Losses......................................     140.010              -                 -           140.010        146.496
    Free energy.................................      78.600              -                 -            78.600         99.055
    Supplies - short-term.......................       3.068              -                 -             3.068          3.068
    ICMS - Cia Vale do Rio Doce.................      42.260              -                 -            42.260         38.986
    Tariff adjustment...........................      26.926              -                 -            26.926              -
    Other receivables...........................       8.763              -                 -             8.763          7.639
                                                ---------------- ---------------- ----------------  ---------------- ---------------
TOTAL                                                299.627              -                 -           299.627        295.244
                                                ================ ================ ================  ================ ===============

-------------------------------------------------------------GRUPO EDP  ESCELSA

4.1 - Wholesale Energy Market (MAE)

The Company has recorded in current assets the amount of R$ 264 thousand (R$ 3,783 thousand - consolidated) and, in current liabilities, the amount of R$ 986 thousand (R$ 1,711 thousand - consolidated), related to the sale and purchase of energy, and system service charges, in the context of the Wholesale Energy Market (MAE). A portion of these amounts is subject to changes depending on the proceedings in progress, filed by certain companies, with respect to the interpretation of market rules in effect:


                                               PARENT COMPANY                           CONSOLIDATED
                                    -------------------------------------   -------------------------------------
                                         ASSETS         LIABILITIES            ASSETS             LIABILITIES
                                    ------------ -------------------------  ------------ ------------------------
                                                                 SYSTEM                                  SYSTEM
                                                                SERVICE                                 SERVICE
                                        SALE     PURCHASE       CHARGES        SALE      PURCHASE       CHARGES
                                    -----------  ----------   ------------  -----------  ----------  -------------
At December 31, 2003                        471       753           691           4,621        998        1,019
     Additions                              307     1,229           756             307      2,137        1,136
     Settlements                           (514)   (1,522)         (921)         (1,145)    (2,231)      (1,348)
                                    ------------ ----------   ------------  ------------ ----------  ------------
At March 31, 2004                           264       460           526           3,783        904          807
                                    ============ ==========   ============  ============ ==========   ===========



4.2 - Tariff adjustment

On April 8, 2004, ANEEL issued Resolution 73/04 modifying the April 2003 periodical tariff adjustment of the subsidiary ENERSUL, and changing the adjustment percentage, from 42.26% to 43.59%, and the X Factor, from 2.35% to 1.35%.

According to this Resolution, the phasing of the tariff adjustment was maintained, as defined in 2003 by that Regulatory Agency, in order to follow the principle of low tariffs and economic and financial balance of the mentioned agreement, as follows:

a) In the first year, the tariffs for supply of electric energy were adjusted based on the Tariff Adjustment Index (IRT) of 32.47%; and

b) In the annual tariff adjustments to be approved from 2004 to 2007, the difference between IRT and RT will be added to Portion B.

Related to item "b" above, ENERSUL accrued, during the period from April 2003 to March 2004, income and related taxes, recorded in assets as Tariff adjustment, in the total of R$ 56,376, of which R$ 21,155 was recognized in this quarter, being R$ 29,448 in Current assets and R$ 26,926 in Long-term receivables.

-------------------------------------------------------------GRUPO EDP  ESCELSA

5. GENERAL ELECTRIC ENERGY SECTOR AGREEMENT

The General Electric Energy Sector Agreement, to which the Company became a party on December 20, 2001, established conditions for settling contractual and administrative disputes, thus eliminating the threat of judicial or extrajudicial suits over issues arising from the electric energy rationing period. The main points of the Agreement are as follows:

     o    declaration of withdrawal of any plea or suit;
     o    purchase agreement for net contractual surpluses;
     o    agreement for reimbursement of free energy;
     o    addendums to the initial contracts; and
     o    Energy Development Account (CDE).

Based on the Provisional Measure 14/01, converted into Law 10438/02, and related legislation, the Company calculated the amount of the extraordinary tariff recomposition applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption (PERCEE), in effect from June 2001 to February 2002.

At the same time, in common with the other electric energy distribution utilities, the Company calculated the monthly variations in additional non-manageable costs (Portion "A") and listed all the additional energy purchase costs in the MAE ("free energy") to be transferred to the generators.

ANEEL Resolutions 480 and 481 (concerning margin losses), 482 (concerning Portion "A" costs) and 483 (concerning free energy), all dated August 29, 2002, approved the amounts of the revenue recomposition, which extraordinary electric energy tariffs were as follows:

     o 2.9% for residential customers (except low income users), rural users and public lighting;
     o    7.9% for all other customers.

ANEEL Resolution 1/04 fixed new periods for application of the Extraordinary Tariff Recomposition (RTE) (losses and free energy), modifying the tariff recovery period from 70 to 69 months (82 to 73 months - ENERSUL), starting as from December 2001.

Studies undertaken by management indicate that these assets will be fully collected over the maximum period established, and therefore no provision for losses was set up.

-------------------------------------------------------------GRUPO EDP  ESCELSA

5.1 - Recovery of electric energy supply losses

These losses, which are part of the RTE, were as follows during the period:


                                                             PARENT COMPANY                    CONSOLIDATED
                                                     --------------------------------------------------------------
DESCRIPTION                                              CURRENT         LONG-TERM       CURRENT         LONG-TERM
------------------------------------------------     --------------  --------------  --------------  --------------
At December 31, 2003                                      34.023            88.117        56.271           146.496
     Recovery through tariff increases                    (8.608)                -       (14.197)                -
     Transfers                                             9.015            (9.015)       14.710           (14.710)
     Special System for Settlement and Custody
       (SELIC) index adjustments                               -             4.733             -             8.224
                                                     --------------  --------------  --------------  --------------
At March 31, 2004                                         34.430            83.835        56.784           140.010
                                                     --------------  --------------  --------------  --------------



The amounts were recorded in the "Consumers and concessionaires" account, in current assets and long-term receivables.

5.2 - Free energy

Free energy refers to electric energy that was generated but is not part of initial or any equivalent agreements.

According to the Free Energy Reimbursement Agreement, electric energy generation companies, based on article 2 of Law 10438, paid market prices for the free energy allocated to them by MAE (MAE prices) during the PERCEE, according to pre-established rules.

The distribution utilities, benefited by the extraordinary tariff recomposition, will reimburse the generating utilities for the difference between the MAE price and R$ 49.26 per MWh.

The amounts of this reimbursement were calculated according to MAE accounting and shared on a pro rata basis among distribution companies, proportionally to individual consumption of energy in the National Interconnected Electricity System. The amount of this electric energy is being reimbursed to the generating companies, in conjunction with the RTE over 69 months (73 months for Enersul), composed as follows:



                                                             PARENT COMPANY                    CONSOLIDATED
                                                     --------------------------------------------------------------
DESCRIPTION                                              CURRENT         LONG-TERM       CURRENT         LONG-TERM
------------------------------------------------     --------------  --------------  --------------  --------------
At December 31, 2003                                           -            73.545          8.35            99.055
Recovery through tariff increases                         (3.933)                -       (6.3629)                -
Transfers                                                 21.050           (21.050)       24.834           (24.834)
SELIC index adjustment                                         -             2.914             -             4.379
                                                     --------------  --------------  --------------  --------------
At March 31, 2004                                         17.117            55.409        26.831            78.600
                                                     ==============  ==============  ==============  ==============


The amounts were recorded in "Consumers and concessionaires", in current assets and long-term receivables, as a contra entry to "Unbilled revenue". An obligation in the same amount was recorded in "Energy suppliers", in current and long-term liabilities, with a corresponding charge to "Energy purchased for resale - short-term".

5.3 -Variation in the composition of Portion "A" costs

In order to determine the concessionaires' tariffs, the electric energy distribution concession agreements establish amounts for each item of those exogenous costs that are part of the operating expenses, known as the variable Portion "A", of the IRT formula, as follows:

-------------------------------------------------------------GRUPO EDP  ESCELSA

     o    Tariff for the transfer of the energy purchased from Itaipu
          Binacional;
     o    Tariff for the transport of the electric energy from Itaipu
          Binacional;
     o    Quota for the Fuel Consumption Account (CCC);
     o    Costs for transmission infrastructure usage on the basic grid;
     o    Financial compensation for use of water resources;
     o    System Service Charges (ESS);
     o    Energy purchased as established in the initial agreements;
     o    Quota for the Global Reversion Reserve (RGR);
     o    Electric energy service inspection fee;
     o    Connection charges;
     o    CDE.

Provisional Measures 2227/01 and 14/01, converted into Law 10438/02, and ANEEL Resolution 90/02 set up a pro-forma account for recording the differences, positive or negative, between the amount of each of these items from the date of the last tariff increase to the date it was effectively paid.

The balance is being increased by financial remuneration based on the SELIC interest rate.

-------------------------------------------------------------GRUPO EDP  ESCELSA

These amounts were recognized as "Prepaid expenses", in long-term receivables, as a contra entry to "Operating expenses", according to their respective nature.

5.3.1 - Portion "A"

The Portion "A" amounts that will be recovered after the end of RTE, recorded in the period from January 1 to October 25, 2001, computed in the extraordinary tariff recomposition, were as follows:


                                                                PARENT COMPANY     CONSOLIDATED
                                                                --------------    --------------
                                                                            Long-term
                                                                --------------------------------
At December 31, 2003                                                    61,436          102,040
SELIC remuneration.........................................              2,464                -
Adjustment to the Social Integration Program (PIS)/
  Social Contribution on Revenues (COFINS) provision.......             (2,384)           1,879
                                                                --------------    --------------
At March 31, 2004                                                       61,516          103,919
                                                                --------------    --------------



ANEEL Resolution 1/04 modified the procedure for the recovery of Portion "A", extending the period of the RTE to that necessary to meet the amount approved, by using the same mechanism, that is, the extraordinary tariff application.

5.3.2 - CVA

Amounts registered as Portion "A" - CVA cost variations, which are not part of the extraordinary tariff recovery, calculated as from October 26, 2001, are recorded in prepaid expenses, as follows:


                                                                 PARENT COMPANY             CONSOLIDATED
                                                           --------------------------  -------------------------
                                                              03/04           12/03       03/04          12/03
                                                           ----------      ----------  ----------     ----------
ASSETS
Current assets
  Prepaid expenses - CVA................................     51,309          40,875       91,403         78,934
  (-) CVA liability.....................................    (27,242)        (19,710)     (36,917)       (33,563)
                                                           ----------       ----------  ----------     ----------
                                                             24,067          21,165       54,486         45,371
                                                           ----------       ----------  ----------     ----------
Long-term receivables
  Prepaid expenses -CVA.................................     73,170          71,098      102,093         92,711
  (-) CVA liability.....................................    (45,046)        (53,314)     (53,436)       (54,726)
                                                           ----------       ----------  ----------     ----------
                                                             28,124          17,784       48,657         37,985
                                                           ----------       ----------  ----------     ----------
    Portion "A".........................................     61,516          61,436      103,919        102,040
                                                           ----------       ----------  ----------     ----------
                                                             89,640          79,220      152,576        140,025
                                                           ==========       ==========  ==========     ==========

-------------------------------------------------------------GRUPO EDP  ESCELSA

According to Interministerial Ordinance 116/03, the CVA balance will be included in the energy supply tariffs in the 24 months subsequent to the annual tariff adjustment that will occur between April 8, 2004 and April 7, 2005. The postponement includes, in the case of ESCELSA, the balance for the period from August 2002 to July 2003 and, in the case of ENERSUL, from April 2002 to March 2003, plus an amount to be calculated in the 12 months subsequent to the adjustments from August 2003 and April 2003, respectively.

The CVA approved and in progress is as follows:


                                  PARENT COMPANY           CONSOLIDATED
                              ----------------------- -----------------------
        CVA                      03/04       12/03        03/04      12/03
---------------------         ----------- ----------- ----------- -----------
Approved                         47,993     46,170        95,647     74,578
In progress                       4,744     (7,221)        8,042      8,778
                              ----------- ----------- ----------- -----------
                                 52,737     38,949       103,689     83,356
                              ----------- ----------- ----------- -----------


6. LOW INCOME CONSUMERS

Law 10438/02 set forth the guidelines for classifying the low income residential sub-category, which was defined as a consumption unit with monthly consumption of less than 80 kWh. Decree 4336/02 expanded the rules to include units with monthly consumption between 80 and 220 kWh.

As a result of the new classification, the Company recorded the loss on revenues, in the amount of R$ 6,534, at March 31, 2004 (R$ 5,784 at March 31,
2003), and consolidated, in the amount of R$ 9,404 (R$ 7,950 at March 31, 2003), net of the Added Value Tax on Sales, Interstate and Intercity Transport Services and Communications (ICMS).

According to Normative Act 03/03, published in the "Diario Oficial do Estado do Espirito Santo", on November 24, 2003, issued by the Treasury Secretariat of the State of Espirito Santo, that declares subject to ICMS the portion subventionized by the Federal Government, in excess of the exempt residential consumption based on the ICMS state legislation (50 KWh/month), management set up a provision for a probable tax liability of R$ 10,351 (consolidated - R$ 13,840), charged against tax operating expenses.

-------------------------------------------------------------GRUPO EDP  ESCELSA

7. TAXES TO BE OFFSET


                                                                 PARENT COMPANY             CONSOLIDATED
                                                           --------------------------  -------------------------
TAXES                                                         03/04           12/03       03/04          12/03
-----------------------------------------------------      ----------      ----------  ----------     ----------
Withholding income tax                                        1,594           10,377      12,008         22,205
Corporate Income Tax (IRPJ) recoverable                       6,102            6,102       6,560          6,613
Social contribution on net income                             2,369            2,424       2,996          3,051
PIS recoverable                                                 631                -       1,685              -
COFINS recoverable                                            1,369                -       2,704              -
ICMS recoverable                                                767            1,334       2,709          3,306
Income tax on remittances abroad                                  -                -       2,675          2,675
Other                                                           433              228         452          1,075
                                                           ----------      ----------  ----------     ----------
                                                             13,265           20,465      31,789         38,925
                                                           ==========      ==========  ==========     ==========

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The tax credits listed below, relative to income tax and social contribution losses and other amounts that constitute temporary differences, to be used for reduction of future taxation, were recorded based on the Company's profitability history and estimated taxable income for the coming years, considering a maximum period of ten years.

As a result of the rules laid down by CVM Instruction 371/02, the Company did not record new credits, as from July 1, 2002, in the amounts of R$ 118,065 in the parent company and R$ 137,627 in the consolidated at March 31, 2004 (R$ 136,069 in the consolidated at December 31, 2003).

-------------------------------------------------------------GRUPO EDP  ESCELSA

Based on these assumptions, the amounts of the tax assets to be accounted for were determined as follows:


                                                                 PARENT COMPANY             CONSOLIDATED
                                                           --------------------------  -------------------------
                                                              03/04           12/03       03/04          12/03
                                                           ----------      ----------  ----------     ----------
ASSETS
Tax losses..............................................    223,414          223,414     623,929        631,976
Temporary additions
Labor and civil claims..................................     26,056           26,056      52,430         52,430
Post-employment benefits................................     30,451           30,451      30,451         30,451
Tax claims..............................................     77,658           77,658      93,729         93,730
Other additions.........................................      1,576            1,576       1,576          1,576
                                                            ----------      ----------  ----------     ----------
                                                            135,741          135,741     178,186        178,186

                                                            359,155          359,155     802,115        810,162
Statutory rate..........................................         25%              25%         25%            25%
                                                            ----------      ----------  ----------     ----------
Income tax                                                   89,789           89,789     200,529        202,542
                                                            ----------      ----------  ----------     ----------
Social contribution loss................................    304,267          304,267     598,818        607,055
Temporary additions
Labor and civil claims..................................     26,056           26,056      52,430         52,430
Post-employment benefits................................     30,451           30,451      30,451         30,451
Tax claims..............................................     31,519           31,519      31,519         31,519
Other additions.........................................      1,580            1,580       1,580          1,580
                                                            ----------      ----------  ----------     ----------
                                                             89,606           89,606     115,980        115,980

                                                            393,873          393,873     714,798        723,035

Statutory rate..........................................          8%               8%          8%             8%
                                                            ----------      ----------  ----------     ----------
Social contribution                                          31,510           31,510      57,184         57,843
                                                            ----------      ----------  ----------     ----------
Long-term receivables                                       121,299          121,299     257,713        260,384
                                                            ----------      ----------  ----------     ----------
Current assets                                                    -                -      (7,608)        (7,608)
                                                            ----------      ----------  ----------     ----------
                                                            121,299          121,299     250,105        252,776
                                                            ==========      ==========  ==========     ==========



Expectation as to the realization of these deferred tax credits, segregated between the amounts recorded and not recorded, is as follows:

-------------------------------------------------------------GRUPO EDP  ESCELSA

Amounts recorded:




                                               PARENT COMPANY
-------------------------------------------------------------------------------------------------------------
     EXPECTATION
         OF                                                                                     TOTAL
     REALIZATION               2006           2007              2008            2009
-------------------------- -------------- -------------- ------------------- ----------- --------------------
Income tax                      4,866          18,906           29,828          36,189          89,789
Social contribution             1,516           6,780           10,738          12,476          31,510
                           ---------------- -------------- ----------------- -----------  -------------------
                                6,382          25,686           40,566          48,665         121,299
                           ================ ============== ================= =========== ====================



                                                               CONSOLIDATED
-------------------------------------------------------------------------------------------------------------
    EXPECTATION            TOTAL                                                            2010       TOTAL
         OF               CURRENT                                                            TO        LONG-
    REALIZATION             2004      2005      2006       2007       2008       2009       2011       TERM
----------------------- ----------- --------- ---------- ---------- -------- ----------- ------------ -------
Income tax                   5,594    8,971    16,514     33,524     48,313     57,757      29,856    194,935
Social contribution          2,014    3,232     5,712     12,045     17,395     16,786           -     55,170
                        ----------- --------- ---------- ---------- -------- ----------- ------------ -------
                             7,608   12,203    22,226     45,569     65,708     74,543      29,856    250,105
                        =========== ========= ========== ========== ======== =========== ============ =======



Amounts not recorded:
                                            FROM 2009 TO 2011
                            ----------------------------------------------------
EXPECTATION OF REALIZATION       PARENT COMPANY             CONSOLIDATED
--------------------------- -------------------------- -------------------------
Income tax                                     85,091           98,826
Social contribution                            32,974           38,798
                            -------------------------- -------------------------
                                              118,065          137,624
                            ========================== =========================

The subsidiary Enersul, based on the SRF COSIT Opinion 26/02 and decisions of the 1st, 2nd and 6th Federal Revenue Regional Superintendencies (SRF), claimed the right at the administrative level to defer taxes on RTE (recovery of rationing losses and free energy), as well as spot market (MAE).

Through Notification 005/04, the Company was informed of Decision 03.103/03 issued by the Federal Tax Department's Regional Office in Campo Grande - MS, approving the request for deferral of the above mentioned revenues as concerns the related federal taxes.

-------------------------------------------------------------GRUPO EDP  ESCELSA

In view of the above, the Company recorded the tax credits in Enersul, originally written-off in 2001, and the following deferred tax liabilities were recognized.


                          ----------------------------  ----------------------------
                                 PARENT COMPANY               CONSOLIDATED
                          ----------------------------  ----------------------------
                               03/04        12/03            03/04          12/03
------------------------- -------------  -------------  -------------  -------------
Income tax                      31,931         32,744         58,449         60,897
Social contribution             13,942         14,231         23,489         24,365
PIS                                  -              -          1,463          2,053
COFINS                               -              -          6,746          7,848
                          -------------  -------------  -------------  -------------
                                45,873         46,975         90,147         95,163
Current liabilities                  -              -        (29,470)       (33,384)
                          -------------  -------------  -------------  -------------
Long-term liabilities           45,873         46,975         60,677         61,779
                          =============  =============  =============  =============



9. ASSOCIATED COMPANIES, SUBSIDIARIES AND PARENT COMPANIES


                                                      PARENT COMPANY
                             -------------------------------------------------------------------------
                                     ASSETS                LIABILITIES                  RESULTS
                             ----------------------- ------------------------- -----------------------
                                OTHER RECEIVABLES         OTHER PAYABLES          ELECTRIC ENERGY
                             ----------------------- -------------------------  PURCHASED FOR RESALE
       RELATED                                                                 -----------------------
        PARTY                    03/04       12/03        03/04      12/03       03/04       03/03
-------------------          ----------- ----------- ----------- -----------   ----------- -----------
MAGISTRA                              5          50           -           -             -           -
ENERSUL                             809       3.407          50          93             -           -
ESCELSAPAR                            7           -           -           -             -           -
CESA                              1.295       1.048           -           -           710         517
ENETRADE                              -           -           -           -        19.571         565
OTHER                               533         588           -           -             -           -
                             ----------- ----------- ----------- -----------   ----------- -----------
                                  2.649       5.093          50          93        20.281       1.082
                             =========== =========== =========== ===========   =========== ===========

-------------------------------------------------------------GRUPO EDP  ESCELSA


                                                CONSOLIDATED
                          ----------------------------------------------------------
                                    ASSETS                      RESULTS
                          ----------------------------  ----------------------------
                                   LOANS AND                 ELECTRIC ENERGY
                                   FINANCING                PURCHASED FOR RESALE
      RELATED             ----------------------------  ----------------------------
       PARTY                   03/04        12/03            03/04          12/03
------------------------- -------------  -------------  -------------  -------------
ESC 90                          77.286         75.584              -              -
CESA                                 -              -          2.533            517
ENERTRADE                            -              -         39.479          6.479
OTHER                              427            588          2.020          1.224
                          -------------  -------------  -------------  -------------
                                77.713         76.172         44.032          8.220
                          =============  =============  =============  =============


9.1 - Other receivables and payables

These transactions basically refer to the transfer of costs of related companies, including administrative, technical and scientific cooperation activities.

9.2 - Energy purchased for resale

ENERTRADE

At December 23, 2002, ESCELSA and its indirect subsidiary ENERSUL signed with ENERTRADE - Comercializadora de Energia S.A. an agreement for the sale and purchase of electric energy, effective from January 1, 2003 to December 31, 2012, covering, for the parent company, an average of 11.45 MW in 2003 and 52 MW as from 2004, and for ENERSUL an average of 35 MW at prices of R$ 85.67/MWh (ESCELSA) and R$ 80.21/MWh (ENERSUL), altered on February 19 and March 20, 2003, to R$ 83.73/MWh and R$ 79.77/MWh, respectively.

These prices were established according to the rules on the Normative Value
(VN), applicable at the time the agreements were entered into and submitted for registration with ANEEL.

During the tariff adjustment process of ESCELSA, the Company learned that ANEEL did not approve the amount of the agreement and fixed the amount of R$ 74.79/MWh (base date: December 2002), taking into consideration its Technical Notes.

During the tariff adjustment process, ENERSUL requested the transfer to the tariff of the agreement amount restated through April 2003, that is, R$ 104.74/MWh, based on current legislation. However, ANEEL recognized only R$ 84.33/MWh, the average prices in the southeast area auctions for six-year agreements.

-------------------------------------------------------------GRUPO EDP  ESCELSA

On April 25 and August 29, 2003, ENERSUL and ESCELSA, respectively, entered administrative appeals claiming the full amount of the agreement, for recognition in the tariff, arguing the following:

a) ENERSUL: (i) absence of rules for recognizing only R$ 84.33/MWh; (ii) the cost of energy purchased limited by the VN methodology should be transferred to the electric energy tariffs, as determined by the 5th and 6th subclauses, of clause 7, of the Concession Agreement.

b) ESCELSA: (i) no market price references concerning long-term agreements beyond the expansion marginal cost; (ii) the equivalence of contracted price with VN, which is lower than the expansion marginal cost, is aligned with the low tariffs provided by the Concession Agreement; and (iii) the long-term agreement assures stable and foreseeable prices to final consumers.

Through Official Letters 1769/03 and 1779/03-SFF/ANEEL, ANEEL did not approve the ENERSUL and ESCELSA agreements, and confirmed the previous decision to recognize R$ 79.48/MWh and R$ 74.79/MWh, for each of the Companies, respectively.

ENERTRADE submitted the issue to the Judiciary, obtaining a favorable decision concerning Bill of Review 2004.01.00.007.806-5/DF, where the annulment of the effects of Letters 1769/03 and 1779/03-SFF/ANEEL was determined and the approval of the agreements for all legal purposes, object of notification through Letter 166/ENERTRADE, dated March 15, 2004.

The subsidiary ENERSUL through Letter CT-PR-5/04, reported such decision to ANEEL, with reiteration of the request for recognition of the amounts of R$ 104.69/MWh in April 2003 and R$ 109.52/MWh in April 2004, in the tariff adjustment process in course, which is still pending reply from the Agency.

In the first quarter of 2004, the price differences in question amounted to R$ 2,770 thousand for ESCELSA and R$ 2,571 thousand for ENERSUL, recorded in operating expenses.

The administrative decisions on the appeals are pending judgment, and possible judicial solutions are applicable, in case of denial.

CESA

ESCELSA has an agreement for the sale and purchase of electric energy, effective from August 1, 2001 to December 25, 2025, for the average of 2.57 MW, as from September 19, 2001, at the price of R$ 93.07/MWh, altered on August 7, 2003 to
2.80 MW, at the price of R$ 116.12/MWh, as from February 25, 2003, already recognized in the tariff approved by ANEEL.

-------------------------------------------------------------GRUPO EDP  ESCELSA

COSTA RICA

The subsidiary ENERSUL has an agreement for the sale and purchase of electric energy with Costa Rica, recognized by ANEEL, effective from March 1, 1999, for the average of 10.33 MW, altered on April 8, 2003, at the price of R$ 89.30/MWh.

9.3 - Loans and financing

The consolidated financial statements show basically the balance of loans between the subsidiary MAGISTRA and the related company ESC90, which were made under similar conditions applied to financing transactions practiced by the national financial market.

The conditions of the two main loans are as follows:

         1) Interest: Long-term Interest Rate (TJLP) + 4% p.a.
            Maturity: November 2004
            Balance: R$ 6,399 (R$ 6,189 on December 31, 2003)

         2) Interest: 100% of Interbank Deposit Certificate (CDI)
            Maturity: various up to the end of 2004
            Balance: R$ 70,887 (R$ 69,395 on December 31, 2003)

The financial income of MAGISTRA with the related company ESC90, in the amount of R$ 2,591 (R$ 3,569 - consolidated at March 31, 2003), is registered in "Other financial income". The loans are guaranteed by promissory notes equivalent to 125% of the principal.

The Company does not engage in transactions or agreements with related companies under terms or conditions more/less favorable than would be exercised with third parties.


10. OTHER RECEIVABLES - UTE CAMPO GRANDE


                                           CONSOLIDATED
                                          --------------
At December 31, 2003                           49,116
Payments                                        1,218
Adjustment to market value                       (888)
                                          --------------
At March 31, 2004                              49,446
                                          --------------

-------------------------------------------------------------GRUPO EDP  ESCELSA

Given the decision of ENERSUL management to sell the asset, an analysis was undertaken of all the costs incurred with the project, including the thermoelectric plant, substations and associated distribution lines, resulting in a provision to reduce the assets to their market value. The Company expects to sell the asset during 2004.


11. INVESTMENTS


                                                         PARENT COMPANY               CONSOLIDATED
                                                  ----------------------------  ----------------------------
                                                      03/04         12/03           03/04          12/03
                                                  -------------  -------------  -------------  -------------
Equity investments
  Stated on the equity method of accounting
    MAGISTRA PARTICIPACOES S.A. ................      921.158        900.944              -              -
    TV A CABO VITORIA - TVIX S.A. ..............         (275)          (237)             -              -
    ESCELSA PARTICIPACOES S.A. - ESCELSAPAR ....          799          1.338              -              -
                                                  -------------  -------------  -------------  -------------
                                                      921.682        902.045              -              -
                                                  -------------  -------------  -------------  -------------
  Goodwill on investments purchased
    Goodwill ...................................            -              -        393.618        393.618
    Amortization................................            -              -        (37.881)       (34.266)
                                                  -------------  -------------  -------------  -------------
                                                            -              -        355.737        359.352
                                                  -------------  -------------  -------------  -------------
  Stated at restated cost
    Other ......................................           37             37             37             37
                                                  -------------  -------------  -------------  -------------
                                                           37             37             37             37
                                                  -------------  -------------  -------------  -------------
 Projects, studies and other investments                2.553          2.552          2.615          2.614
                                                  -------------  -------------  -------------  -------------
 TOTAL                                                924.272        904.634        358.389        362.003



The goodwill recorded by the wholly-owned subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL, is based on the company's future profitability, over the period of the ENERSUL concession (thirty years) and is being amortized proportionally to the company's projected result, discounted to present value, at the purchase date of the investment.

Additional information on investments stated on the equity method of accounting:


                                                        MAGISTRA                      TVIX                    ESCELSAPAR
                                               --------------------------- --------------------------- ---------------------------
                                                   03/04          12/03       03/04          12/03        03/04         12/03
                                               ------------- ------------- ------------- ------------- ------------- -------------
Class of shares                                    Common         Common       Common       Common        Common        Common
  Total shares                                  473,203,348    473,203,348      1,540        1,540         1,000         1,000
  Total shares of Escelsa                       473,203,348    473,203,348      1,500        1,500         1,000         1,000
  Participation                                         100%           100%     97.40%       97.40%          100%          100%
Capital stock                                       668,483        668,483      1,540        1,540         2,800         2,800
                                               ------------- ------------- ------------- ------------- ------------- -------------
Shareholders' equity                                921,158        900,944       (282)        (246)          799         1,338
                                               ------------- ------------- ------------- ------------- ------------- -------------
Results for the 1st quarter of 2004 and 2003         17,442          2,157        (35)         (50)         (539)         (235)
                                               ------------- ------------- ------------- ------------- ------------- -------------
Investment value                                    921,158        900,944       (275)        (237)          799         1,338
                                               ------------- ------------- ------------- ------------- ------------- -------------
Equity in the results                                17,442          2,157        (34)         (49)         (539)         (235)
                                               ------------- ------------- ------------- ------------- ------------- -------------



-------------------------------------------------------------GRUPO EDP  ESCELSA

12. PROPERTY AND EQUIPMENT


                                          PARENT COMPANY                                         CONSOLIDATED
                                    ---------------------------    Annual average rates    ---------------------------
                                         03/04        12/03         of depreciation (%)        03/04         12/03
                                    ------------   ------------    ---------------------   ------------   ------------
IN SERVICE:
  Generation.................           106,310        106,248              2.40%              203,778        203,716
  Transmission...............            15,495         13,477              2.92%               15,495         13,477
  Distribution...............         1,081,130      1,077,509              4.32%            2,053,034      2,037,677
  Selling....................             4,301          4,301              9.12%                7,863          7,577
  Administration.............           128,873        126,628              8.24%              261,813        251,999
                                    ------------   ------------    ---------------------   ------------   ------------
                                      1,336,109      1,328,163              4.52%            2,541,983      2,514,446
                                    ------------   ------------    ---------------------   ------------   ------------
(-) DEPRECIATION
  Generation.................           (65,927)       (65,287)                               (110,090)      (108,740)
  Transmission...............            (7,392)        (7,393)                                 (7,392)        (7,393)
  Distribution...............          (435,536)      (426,394)                               (824,057)      (805,066)
  Selling....................            (3,060)        (2,962)                                 (3,931)        (3,751)
  Administration.............           (67,625)       (65,104)                               (128,552)      (123,694)
                                    ------------   ------------                            ------------   ------------
                                       (579,540)      (567,140)                             (1,074,022)    (1,048,644)
                                    ------------   ------------                            ------------   ------------
                                        756,569        761,023                               1,467,961      1,465,802
                                    ------------   ------------                            ------------   ------------
IN PROGRESS:
  Generation.................             3,841          3,226                                 108,870         98,210
  Transmission...............             3,395          5,069                                   3,395          5,069
  Distribution...............            79,145         76,078.                                117,010        118,225
  Selling....................                 -              -                                   3,850            438
  Administration.............             7,778          9,537                                   7,941         20,711
                                    ------------   ------------                            ------------   ------------
                                         94,159         93,910                                 241,066        242,653
                                    ------------   ------------                            ------------   ------------
 TOTAL                                  850,728        854,933                               1,709,027      1,708,455
                                    ------------   ------------                            ------------   ------------
  Obligations related to the
    concession...............          (105,782)      (104,383)                               (211,562)      (207,577)
                                    ------------   ------------                            ------------   ------------
                                        744,946        750,550                               1,497,465      1,500,878
                                    ============   ============                            ============   ============


Obligations related to the concession are as follows:


                                                                 PARENT COMPANY             CONSOLIDATED
                                                           --------------------------  -------------------------
                                                              03/04           12/03       03/04          12/03
                                                           ----------      ----------  ----------     ----------
Consumer contributions.................................      73,044           72,609     104,569        102,011
Donations and subsidies................................      27,481           26,585      75,359         74,000
Federal participation..................................       5,257            5,189      31,634         31,566
                                                           ----------      ----------  ----------     ----------
 TOTAL                                                      105,782          104,383     211,562        207,577
                                                           ==========      ==========  ==========     ==========


-------------------------------------------------------------GRUPO EDP  ESCELSA

Obligations related to the concession are represented by government amounts, donations not subject to any return to the donor, and subventions and contributions received from consumers intended for investments in the distribution activity.

The maturity date of these obligations is determined by the Regulating Agency, which settlement will occur at the end of the concession. As from January 1, 2002, the balance of this account is being presented as a decrease in property and equipment.

13. SUPPLIERS


                                                                 PARENT COMPANY             CONSOLIDATED
                                                           --------------------------  -------------------------
                     CURRENT                                  03/04           12/03       03/04          12/03
-------------------------------------------------------    ----------      ----------  ----------     ----------
Energy supply
  FURNAS...............................................      23,004           34,108      23,004         34,108
  ITAIPU...............................................      26,475           26,070      37,282         36,832
  ENERTRADE............................................       8,825                -      17,692              -
  TRACTEBEL............................................           -                -       8,370         12,816
  ELETROSUL............................................           -                -       1,381          1,682
  ONS, MAE and ASMAE...................................      10,124           14,835      13,851         18,812
  Free energy..........................................      22,095                -      33,972          8,359
  Other................................................         327            2,471       4,585         15,016
                                                           ----------      ----------  ----------     ----------
                                                             90,850           77,484     140,137        127,625
Material and service providers.........................       8,926           13,965      20,484         24,810
                                                           ----------      ----------  ----------     ----------
TOTAL                                                        99,776           91,449     160,621        152,435
                                                           ==========      ==========  ==========     ==========


                      LONG-TERM
-------------------------------------------------------
Energy supply
  Free energy..........................................      55,362           73,545      78,553         99,055
  Other................................................           -              386           -            386
                                                           ----------      ----------  ----------     ----------
                                                             55,362           73,931      78,553         99,441
                                                           ==========      ==========  ==========     ==========

-------------------------------------------------------------GRUPO EDP  ESCELSA

14. LOANS AND FINANCING


                                                        PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------------------
                                     AMORTIZATION                           03/04                              12/03
   DESCRIPTION     AVERAGE ANNUAL  -----------------------   ------------------------------------ ----------------------------------
                   INTEREST RATE   TYPE(*)      PERIOD         Charges     Current     Long-term   Charges     Current     Long-term
----------------------------------------------------------   ------------------------------------ ----------------------------------
Local currency
  ELETROBRAS          5,0% - 7,0%     M     05/99 to 08/07          -       2,017         4,017         -       2,142         4,421
  BNDES               TJLP + 3.8%     M     11/99 to 10/10        462      39,108        73,438       496      37,744        83,001
  BNDES-Perdas Rac.  SELIC + 1.0%     M     03/02 to 01/06        618      39,541       127,971       675      31,950       124,637
  Banco Pactual        CDI + 1.85%    M     12/03 to 12/04          -      58,685             -         -      75,409             -
  Banco Pactual        CDI + 1.75%    M     02/04 to 02/05          -      14,098             -         -      15,135             -
  Banco do Brasil       115% CDI      S          05/04              -      15,000             -         -         122             -
  BRADESCO              110% CDI      S          06/04              -       8,207             -         -       1,136             -
  ITAUBBA              CDI + 1.75%    M     01/04 to 03/05          -      15,454             -         -           -             -
  ITAUBBA              CDI + 1.75%    M     01/04 to 02/05          -      25,802             -         -           -             -
                                                             ------------------------------------ ----------------------------------
                                                                1,080     217,912       205,426     1,171     163,638       212,059
                                                             ------------------------------------ ----------------------------------

 Foreign currency
  BNDES              UMBNDES + 3.5%   M     09/01 to 10/10        183      11,438        15,407       201      11,159        18,138
  SENIOR NOTES           10.0%        S          07/07         26,114           -     1,253,485    57,068           -     1,245,124
                                                             ------------------------------------ ----------------------------------
                                                               26,297      11,438     1,268,892    57,269      11,159     1,263,262
                                                             ------------------------------------ ----------------------------------
TOTAL                                                          27,377     229,350     1,474,318    58,440     174,797     1,475,321
                                                             ==================================== ==================================


-------------------------------------------------------------GRUPO EDP  ESCELSA


                                                        CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------
                                         AMORTIZATION                         03/04                             12/03
   DESCRIPTION         AVERAGE ANNUAL  ----------------------- ----------------------------------- ---------------------------------
                       INTEREST RATE   TYPE(*)      PERIOD       Charges     Current    Long-term   Charges     Current    Long-term
-------------------------------------------------------------- ----------------------------------- ---------------------------------
Local currency

  ELETROBRAS-ESCELSA    5.0% - 7.0%        M    05/99 to 07/07         -       2,017        4,017         -       2,142        4,421
  ELETROBRAS -ENERSUL   6.0% - 12.0%       M    12/97 to 05/22       315      13,621       35,109       248      13,452       38,455
  BNDES - ESCELSA       TJLP + 3.8%        M    10/99 to 10/10       462      39,108       73,438       496      37,744       83,001
  BNDES - MAGISTRA      TJLP + 4.0%        H    11/99 to 11/04     1,516      41,672            -       484      41,283            -
  BNDES -ENERSUL        TJLP + 3.85%       M    09/01 to 02/08       157      13,846       40,386       240      13,717       43,437
  BNDES -ENERSUL        TJLP + 4.00%       M    02/00 to 04/04         -          83            -         1         327            -
  BNDES-Perdas Rac.     SELIC + 1.0%       M    02/02 to 06/06     1,027      40,782      175,070     1,150      43,335      200,124
  BNDES-CVA.            SELIC + 1.0%       M    05/04 to 04/06         -      23,154       43,618         -       6,681       15,955
  BNDES- ALFA           TJLP + 4.00%       M    10/01 to 09/07        99       3,871       19,356        83       1,609       17,703
  BNDES- CESA            TJLP + 4.5%       M    07/04 to 07/12       143       3,016       29,156       142       1,992       29,879
  Banco do Brail-FCO      11.20%          M    11/04 to 11/13       569       1,111       28,889       572         278       29,722
  Banco Pactual          CDI + 1.85%       M    12/03 to 12/04         -      58,685            -         -      75,409            -
  Banco Pactual          CDI + 1.75%       M    02/04 to 02/05         -      14,098            -         -      15,135            -
  Banco do Brail          115% CDI         S       05/04               -      15,000            -         -         122            -
  BRADESCO                110% CDI         S       06/04               -       8,207            -         -       1,136            -
  ITAUBBA                CDI + 1.75%       M    01/04 to 03/05         -      15,454            -         -           -            -
  ITAUBBA                CDI + 1.75%       M    01/04 to 02/05         -      25,802            -         -           -            -
  Banco do Brail          115% CDI         U       04/04               -      10,000            -         7      10,000            -
  Banco HSBC              110% CDI         U    02/01 to 04/04        25           -            -        20           -            -
  Banco SAFRA             115% CDI         M       05/04              27      10,000            -        12      10,000            -
  FUNDACAO ENERSUL          10%            M    07/98 to 11/13       116       3,206       16,187       116       2,957       16,707
  OTHER                     1.35%          M    05/00 to 06/09         -           -        1,183         -           -        1,140
                                                               ----------------------------------- ---------------------------------
 TOTAL                                                             4,456     342,733      466,409     3,571     277,319      480,544
                                                               ----------------------------------- ---------------------------------

Foreign currency

  SENIOR NOTES             10.0%           S       07/07          26,114           -    1,253,485    57,068           -    1,245,124
  BNDES                 UMBNDES + 3.5%     M    09/01 to 10/10       183      11,438       15,407       201      11,158       18,138
  BNDES- CESA              UMBNDES         M    07/04 to 07/12       189         662        7,281       195         408        7,509
  BNDES- ALFA           TJLP + 4.00%       M    11/04 to 10/07       128         822        5,096       121         281        4,779
  BRADESCO (**)          6.50% - 6.90%     M    11/02 to 11/04       482      10,620            -       587      19,839            -
  UNIBANCO (**)          2.40% to 5.0%     S       03/06              12       7,283        7,238     4,557      16,322            -
  EUROPEAN INVEST BANK  LIBORtri + 4.0%
                             -5.0%         H    12/02 to 03/09       667       8,568       30,302       152       8,510       30,416
  STN-DMLP              LIBORsem + 4.5%
                             - 8.2%        H    10/96 to 04/24       869       3,238       36,979       400       3,218       36,732
  BBA FMO (**)              8.90%          H    03/02 to 09/07        67       5,455        5,829       331       5,383        8,124
  ITAUBBA (**)              4.0%           S       03/05              25      14,088            -         -           -            -
  BRADESCO (**)             11.55%         M    12/03 to 11/05       306       7,662        5,108        88       7,529        6,902
                                                               ----------------------------------- ---------------------------------
                                                                  29,042      69,836    1,366,725    63,700      72,648    1,357,724
                                                               ----------------------------------- ---------------------------------
                                                                  33,498     412,569    1,833,134    67,271     349,967    1,838,268
                                                               =================================== =================================

Long-term charges
  BRADESCO (**)            11.5%           M   12/03 to 11/05        217           -            -        80           -            -
                                                               ----------------------------------- ---------------------------------
Total                                                             33,715     412,569    1,833,134    67,351     349,967    1,838,268
                                                               =================================== =================================


(*) Principal amortization
S = Single
M= Monthly
H = Half-yearly

(**) Loans protected by swap contracts against eventual foreign exchange rate variations.

-------------------------------------------------------------GRUPO EDP  ESCELSA

14.1) The issuance of bonds abroad refers to the funding obtained through Senior Notes, in total equivalent to US$ 430,958 thousand, falling due in a single installment in 2007, with interest of 10% p.a., payable on a semiannual basis, on January 15 and July 15 of each year. On May 21, 1998, these Notes were registered with the Securities and Exchange Commission (SEC), in the United States of America, in accordance with the Securities Act of 1933.

The indirect controlling shareholder EDP - Electricidade de Portugal S.A. made a public offer for acquisition and request of waiver related to the Notes, having acquired the principal of US$ 205,796 thousand, with settlement on December 23, 2002. Before making such offer, EDP held a total of US$ 151,575 thousand in Notes, representing, approximately, 35% of the total issue. Thus EDP became the holder of a total of US$ 357,371 thousand in Notes, representing approximately 83% of the total issue, and the main covenants relating to these Senior Notes were removed. ESCELSA eliminated all obligations inherent to this issuance.

14.2) ESCELSA and ENERSUL loans due to ELETROBRAS, BNDES and Banco do Brasil - FCO are guaranteed by accounts receivable. The ENERSUL loans from the Secretariat of the National Treasury (STN) are guaranteed by direct debit, of receivables, of the government of the State of Mato Grosso do Sul and part in cash deposit. Other loans are guaranteed by promissory notes. The MAGISTRA loan payable to the BNDES is guaranteed by ENERSUL shares in escrow.

14.3) The breakdown of loans and financing by currency is as follows:


                                                         PARENT COMPANY             CONSOLIDATED
                                                     ------------------------- ---------------------------
                                                         03/04       12/03         03/04        12/03
                                                     ------------ ------------ ------------- -------------
Local currency.....................................     423,338      375,697       809,142       757,863
Foreign currency...................................   1,280,330    1,274,421     1,436,561     1,430,372
                                                     ------------ ------------ ------------- -------------
TOTAL                                                 1,703,668    1,650,118     2,245,703     2,188,235
                                                     ============ ============ ============= =============


14.4) The percentage variation of the main indicators used for updating the loans and financing are as follows:


                        Currency/indicators                            03/04          03/03
-------------------------------------------------------------------  ---------     ----------
US$ x R$...........................................................     0.67%        -5.10%
IGP-M..............................................................     2.72%         6.26%
INPC...............................................................     1.80%         5.93%
TJLP (p.a.)........................................................    10.00%        11.00%
SELIC..............................................................     3.78%         5.68%
UMBNDES............................................................     1.19%        -4.67%
CDI................................................................     3.76%         5.67%

-------------------------------------------------------------GRUPO EDP  ESCELSA

14.5) Maturity of short and long-term installments is as follows:


                           Maturity                                PARENT COMPANY                         CONSOLIDATED
-------------------------------------------------------- -----------------------------------     ---------------------------------
                                                                                  Type of currency Current
                                                         -------------------------------------------------------------------------
Current                                                    Local      Foreign        Total        Local      Foreign       Total
-------------------------------------------------------- --------    ---------    ----------     -------    ---------    ---------
2004....................................................  140,032        8,492      148,524      246,509       45,280      291,789
2005....................................................   77,880        2,946       80,826       96,224       24,556      120,780
                                                         --------    ---------    ----------     -------    ---------    ---------
                                                          217,912       11,438      229,350      342,733       69,836      412,569
                                                         --------    ---------    ----------     -------    ---------    ---------
Long-term liabilities
--------------------------------------------------------
2005....................................................   81,097        8,835       89,932      132,401       35,502      167,903
2006....................................................   59,425        4,318       63,743      118,594       22,197      140,791
2007....................................................   53,820    1,254,073    1,307,893      110,293    1,269,357    1,379,650
2008....................................................    4,030          588        4,618       47,704        8,574       56,278
2009....................................................    4,030          588        4,618       15,176        4,027       19,203
2010....................................................    3,024          490        3,514       14,169        3,349       17,518
2011....................................................        -            -            -       11,146        2,859       14,005
2012....................................................        -            -            -        8,077        1,954       10,031
2013....................................................        -            -            -        4,310          880        5,190
After 2013..............................................        -            -            -        4,539       18,026       22,565
                                                         --------    ---------    ----------     -------    ---------    ---------
                                                          205,426    1,268,892    1,474,318      466,409    1,366,725    1,833,134
                                                         --------    ---------    ----------     -------    ---------    ---------
TOTAL                                                     423,338    1,280,330    1,703,668      809,142    1,436,561    2,245,703
                                                         ========    =========    ==========     =======    =========    =========



15. PROVISION FOR CONTINGENCIES


                                                                                 PARENT COMPANY
                                                 ---------------------------------------------------------------------------------
                                                                   03/04                                     12/03
                                                 ---------------------------------------   ---------------------------------------
                                                           Provision                                  Provision
                                                 ---------------------------    Judicial   ---------------------------    Judicial
               Contingency                       In the quarter  Accumulated    deposits   In the quarter  Accumulated    deposits
------------------------------------------------ --------------  -----------    --------   --------------- -----------    --------
Current
  MAE...........................................           -             -             -             -             -         2.596
  COFINS........................................           -             -            33             -             -            33
                                                 --------------  -----------    --------   --------------- -----------    --------
TOTAL                                                      -             -            33             -             -         2.629
                                                 ==============  ===========    ========   =============== ===========    ========
Long-term
  Labor.........................................          85        18.152        13.965           126        18.067        12.565
  Civil.........................................         140         9.264        15.735        (1.441)        9.124        15.296
  Tax...........................................       7.081       122.038        76.956         9.542       114.957        68.565
                                                 --------------  -----------    --------   --------------- -----------    --------
TOTAL                                                  7.306       149.454       106.656         8.227       142.148        96.426
                                                 ==============  ===========    ========   =============== ===========    ========

-------------------------------------------------------------GRUPO EDP  ESCELSA


                                                                                 CONSOLIDATED
                                                 ---------------------------------------------------------------------------------
                                                                   03/04                                     12/03
                                                 ---------------------------------------   ---------------------------------------
                                                           Provision                                  Provision
                                                 ---------------------------    Judicial   ---------------------------    Judicial
               Contingency                       In the quarter  Accumulated    deposits   In the quarter  Accumulated    deposits
------------------------------------------------ --------------  -----------    --------   --------------- -----------    --------
Current
  MAE...........................................           -             -             -             -             -         2,596
  COFINS........................................           -             -            33             -             -            33
                                                 --------------  -----------    --------   --------------- -----------    --------
TOTAL                                                      -             -            33             -             -         2,629
                                                 ==============  ===========    ========   =============== ===========    ========
Long-term
  Labor.........................................         155        27,321        17.644           220        27,166        15,916
  Civil.........................................         762        16,775        15,924        (2,643)       16,013        15,485
  Tax...........................................       8,508       161,990       108,595        11,445       153,482        97,793
                                                 --------------  -----------    --------   --------------- -----------    --------
TOTAL                                                  9,425       206,086       142,163         9,022       196,661       129,194
                                                 ==============  ===========    ========   =============== ===========    ========


It is management's understanding that the provisions recorded are sufficient to cover probable losses from ongoing lawsuits. Based on the opinion of the Company's legal advisors, all lawsuits for which the probability of a favorable outcome was estimated as remote were provided for.

Furthermore, there are labor, civil and fiscal claims pending decision, in the total amount of R$ 29,027, for which the chances of a favorable outcome was estimated as possible and for which no provisions were recorded on the financial statements.


16. CAPITAL AND RESERVES

In accordance with its by-laws, the Company is authorized to operate with up to R$ 1,000,000 in capital, of which R$ 153,947 is subscribed and paid in.

At March 31, 2004, capital is represented by 4,550,833 nominative common shares, with no par value, composed as follows:


                                                Quantity of               %
                                       ------------------------------ ----------
         Shareholders                     shares       shareholders     holding
-----------------------------------    ------------- ---------------- ----------
IVEN S.A.                                 2,378,671           1          52.27
GTD PARTICIPACOES S.A.                    1,137,709           1          25.00
Fundacao Banco Central - CENTRUS            275,678           1           6.06
CINVES                                       66,366           1           1.46
Other                                       692,409         218          15.21
                                       ------------- ---------------- ----------
TOTAL                                     4,550,833         222         100.00
                                       ============= ================ ==========


Composition of reserves

 -------------------------------------------------------------GRUPO EDP  ESCELSA

                                                03/04            12/03
                                             -----------      -----------
CAPITAL RESERVE
 Interest on construction in progress           65.687          65.687
                                             -----------      -----------
TOTAL                                           65.687          65.687
                                             ===========      ===========
REVENUE RESERVES
 Legal                                           8.847           8.847
 Retention of profits                          126.061         126.061
                                             -----------      -----------
TOTAL                                          134.908         134.908
                                             ===========      ===========


17. CHANGES IN SHAREHOLDERS' EQUITY


                                                                                       FUNDS FOR
                                                      CAPITAL      REVENUE   RETAINED   CAPITAL
                                          CAPITAL     RESERVE      RESERVES  EARNINGS   INCREASE       TOTAL
                                         --------     --------     --------  --------  ----------     --------
AT DECEMBER 31, 2003                      153.947       65.687      134.908        -       3,387       357,929
 Net income for the period                      -            -            -   12.057           -        12,057
                                         --------     --------     --------  --------  ----------     --------
AT MARCH 31, 2004                         153.947       65.687      134.908   12.057       3,387       369,986
                                         ========     ========     ========  ========  ==========     ========



17. OPERATING EXPENSES


                                                                      PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------------------
                                                    COST OF SERVICE                OPERATING EXPENSES
                                         ----------------------------------  ---------------------------------
                                            ELECTRIC                                     GENERAL                        TOTAL
           DESCRIPTION                       ENERGY                  THIRD                 AND                 ---------------------
                                           PURCHASED   OPERATION     PARTY    SELLING  ADMINISTRATIVE   OTHER     03/04      03/03
---------------------------------------  -----------   ---------    -------  --------- --------------- ------- ----------- ---------
Electric energy purchased for resale         109,543           -         -         -           -            -    109,543     102,491
Charges for the use of transmission and
distribution system                           24,414           -         -         -           -            -     24,414      20,390
Personnel and management                           -      12,339         -        45       5,129            -     17,513      15,418
Pension plan                                       -         485         -         -         246            -        731         399
Material                                           -       1,048         -         1       1,140            -      2,189       1,936
Third-party services                               -       7,641         -         1       1,802            -      9,444       7,783
Depreciation and amortization                      -      12,488         -         2       2,604            -     15,094      14,573
Allowance for doubtful accounts                    -       3,428         -         -           -            -      3,428       3,865
Provisions for contingencies                       -           -         -         -       2,270            -      2,270         140
CDE                                                -           -         -         -           -        6,872      6,872       1,882
CCC                                                -           -         -         -           -       10,693     10,693      10,522
Other                                              -       1,597       457       912       2,232        2,084      7,282       5,265
---------------------------------------  -----------   ---------    -------  --------- --------------- ------- ----------- ---------
Total                                        133,957      39,026       457       961      15,423       19,649    209,473     184,664
---------------------------------------  ===========   =========    =======  ========= =============== ======= =========== =========


-------------------------------------------------------------GRUPO EDP  ESCELSA


                                                                      CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                                    COST OF SERVICE                OPERATING EXPENSES
                                         ----------------------------------  ---------------------------------
                                            ELECTRIC                                     GENERAL                        TOTAL
           DESCRIPTION                       ENERGY                  THIRD                 AND                 ---------------------
                                           PURCHASED   OPERATION     PARTY    SELLING  ADMINISTRATIVE   OTHER     03/04      03/03
---------------------------------------  -----------   ---------    -------  --------- --------------- ------- ----------- ---------
Electric energy purchased for resale         168,485           -         -         -           -            -    168,485     142,044
Charges for the use of transmission
and distribution system                       34,903           -         -         -           -            -     34,903      29,946
Personnel and management                           -      22,093         -        45       9,536            -     31,674      27,905
Pension plan                                       -         764         -         -         372            -      1,136         724
Material                                           -       2,072         -         1       2,177            -      4,250       4,095
Third-party services                               -      13,689         -         1       3,299            -     16,989      14,927
Raw materials/inputs for electric
energy generation                                  -       1,038         -         -           -            -      1,038       1,167
Depreciation and amortization                      -      23,985         -         2       5,045        3,881     32,913      29,329
Provisions                                         -       5,735         -         -           -            -      5,735       5,633
Provisions for contingencies                       -           -         -         -       2,270            -      2,270       1,688
CDE                                                -           -         -         -           -       10,248     10,248       1,882
CCC                                                -           -         -         -           -       15,474     15,474      17,440
Other                                              -       3,777       761       920       4,147        3,251     12,856       8,291
---------------------------------------  -----------   ---------    -------  --------- --------------- ------- ----------- ---------
            TOTAL                            203,388      73,153      761        969      26,846       32,854    337,971     285,071
---------------------------------------  ===========   =========    =======  ========= =============== ======= =========== =========


19. INCOME TAX AND SOCIAL CONTRIBUTION


                                                 PARENT COMPANY                           CONSOLIDATED

                                             03/04                  03/03                    03/04                  03/03
                                     ---------------------   ----------------------   ----------------------   ---------------------
                                         IR        CS            IR           CS       IR            CS          IR          CS
                                     ---------  ----------   ---------  -----------   ---------  -----------   ---------  ----------
Income (loss) before income tax and
social contribution.................   12.057      12.057     124.611      124.611      50.809       50.809    128.985     128.985
Tax rate............................       25%          9%         25%           9%         25%           9%        25%          9%
                                     ---------  ----------   ---------  -----------   ---------  -----------   ---------  ----------
                                        3.014       1.085      31.153       11.215      12.702        4.573     32.246      11.609
                                     ---------  ----------   ---------  -----------   ---------  -----------   ---------  ----------

ADDITIONS (EXCLUSIONS)..............
Equity in the results...............  (16.869)    (16.869)     (3.327)      (3.327)    (16.869)     (16.869)    (3.327)     (3.327)
Interest on constructions...........        -           -           -            -           -            -        469         469
Other exclusions....................    2.992       4.275       5.537       (1.517)      8.733        8.914      7.222         270
                                     ---------  ----------   ---------  -----------   ---------  -----------   ---------  ----------
                                      (13.877)    (12.594)      2.210       (4.844)     (8.136)      (7.955)     4.364      (2.588)
                                     ---------  ----------   ---------  -----------   ---------  -----------   ---------  ----------
Tax rate............................       25%          9%         25%           9%         25%           9%        25%          9%
                                     ---------  ----------   ---------  -----------   ---------  -----------   ---------  ----------
                                       (3.469)     (1.133)        553         (436)     (2.034)        (716)     1.091        (233)
                                     ---------  ----------   ---------  -----------   ---------  -----------   ---------  ----------
Unrecorded tax credits                    455          48           -            -           -            -        (59)       (169)
Effect in results                           -           -      31.706       10.779      10.668        3.857     33.336      11.376
                                     =========  ==========   =========  ===========   =========  ===========   =========  ==========


20. PENSION PLAN

The Company is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL - ESCELSOS, a nonprofit organization, which main purpose is to complement the benefits granted by the official social security to the Company's employees, through two benefit plans: a Defined Benefit Plan (Plan I) and a Defined Contribution Plan (Plan II).

The mathematical reserves of these plans are calculated actuarially according to the capitalization method, and revised annually.

The table below shows the number of participants in each plan:

                                      PLAN I          PLAN II          TOTAL
                                     ---------       ---------       ---------
Contributing participants                30             1,376           1,406
                                     ---------       ---------       ---------
Receiving participants
  Retirees                              629               136             765
  Pension beneficiaries                 107                 8             115
                                     ---------       ---------       ---------
                                        736               144             880
                                     ---------       ---------       ---------
Total                                   766             1,520           2,286
                                     =========       =========       =========

-------------------------------------------------------------GRUPO EDP  ESCELSA

As sponsor, ESCELSA contributes proportionally to the contribution of the participants in the ESCELSOS Foundation, corresponding to the amount established in each plan, limited to 7% of the total payroll. In the first quarter of 2004, ESCELSA contributed R$ 731 (R$ 648 in 2003).
According to CVM Deliberation 371/00, as from January 1, 2002, publicly listed companies are required to record liabilities related to post-employment benefits, based on rules set forth by NPC Pronouncement 26 issued by the Institute of Independent Auditors of Brazil (IBRACON).

To meet this requirement, ESCELSA commissioned independent actuaries to evaluate such benefits, based on the Projected Unit Credit Method.

Taking into consideration article 84, of such Deliberation, the present value of the actuarial liabilities (health care, retirement incentive and life insurance) of ESCELSA not covered at December 31, 2002 was recalculated. The balance activity up to the first quarter of 2004 is as follows:

                                                     PARENT COMPANY AND
                                                         CONSOLIDATED
                                                     ---------------------
Present value of actuarial obligations
   not covered....................................          (53,575)
Net unrecognized losses...........................           19,751
                                                     ---------------------
Liabilities recognized on December 31, 2003.......          (33,824)
Realized during the period........................              112
                                                     ---------------------
Liabilities recognized on March 31, 2004..........          (33,712)
                                                     =====================


The segregation between current and long-term liabilities is as follows:

Current liabilities                                          (3,459)
Long-term liabilities                                       (30,253)

The net amount of unrecognized losses corresponds to the net amount of the actuarial losses exceeding 10% of the present value of the actuarial obligations at December 31, 2003, which will be annually appropriated, during the period corresponding to the average remaining work period estimated for the employees who adhered to the Plan.

The actuarial assessments of ESCELSA and ENERSUL showed also that in the Plans the fair value of assets exceeds the present value of the actuarial obligations fully or partially covered, which amounts, at December 31, 2003 to R$ 28,079 (consolidated R$ 44,051).

However, the Companies' management, on a conservative basis, decided not to record these assets.

-------------------------------------------------------------GRUPO EDP  ESCELSA

The fair value of assets used to calculate the actuarial assessment of ENERSUL does not include the amounts receivable from the sponsor, arising from the debt confession, in the amount of R$ 19,250 (12/31/2002). Taking into account this right in the calculation, the unrecognized asset at December 31, 2002, would increase to R$ 35,222 (R$ 64,301 in consolidated).


21. INSURANCE

The following is a breakdown by risk type and by validity period of the main insurance policies:

                                                        INSURED       PREMIUM
RISK                     VALIDITY                       AMOUNT         AMOUNT
----------------------  ----------------------        ----------     ----------

Specific equipment      3/26/2004 to 6/26/2004          228,823         102
Third-party liability   3/26/2004 to 6/26/2004            5,292          8

Specific equipment

The policy covers the generating stations and the substations, specifying the principal items of equipment, with the respective insured amounts and maximum reimbursement. Basic insurance coverage includes events such as fire, lightning and any kind of explosion, plus additional coverage against possible electrical damage, sundry risks and risks for electronic and information technology equipment.

Third-party liability

This covers involuntary personal or material damage suffered by third parties as a consequence of the Company's productive and/or commercial activities.


22. FINANCIAL INSTRUMENTS

The Company's business entails the distribution and sale of electric energy for customers within its concession area - the state of Espirito Santo - and, therefore, significant financial instruments are related to the following transactions:

o Balances of long-term accounts receivable and accounts payable are related to the extraordinary tariff recomposition and, therefore, are not subject to adjustments to market value.

o Investments in short-term mutual funds and/or fixed income investments are recorded at approximate market value as they are adjusted for accrued interest on a pro-rata basis, and for a provision for losses when applicable.

o Equity interests in other companies are in most cases through shares that are not publicly traded.

o Loans of the Company are mainly long term, since most of them are from specific funding sources.

22.1 Foreign exchange and interest rate risks

The book values of the main financial instruments in foreign currency, are as follows:

                                    PARENT COMPANY             CONSOLIDATED
                               -----------------------   -----------------------
                                  03/04        12/03        03/04       12/03
                               -----------  ----------   -----------  ----------
 Marketable securities            195,035     191,277       195,035     203,089



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 Long-term loans and financing  1,268,892   1,475,321     1,833,134   1,838,268


A portion of the loans and financing in local currency is comprised of financing from government entities, ELETROBRAS and BNDES.

As the market rate (or opportunity cost of capital) is set by these government entities, taking into consideration the risk premium relative to the sector's activities and that, in the absence of other financing sources or other market options and/or means to estimate the market value thereof in light of the Company's business or sector specific circumstances, the market value for the portion comprised of domestic loans approximates book value, as do other financial assets and liabilities.

As mentioned in Note 14, foreign currency financing was obtained (in U.S. dollar), and the indebtedness and earnings were significantly impacted by this foreign exchange risk.

Such risk may cause the Company to incur losses due to foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

The net exposure to foreign currency risks of the parent company's financial instruments is as follows:

                                    BOOK VALUE                FAIR VALUE
                               -----------------------   -----------------------
                                  03/04        12/03        03/04       12/03
                               -----------  ----------   -----------  ----------
Senior Notes                    1,253,485    1245,124     1,240,950   1,145,514
U.S. dollar assets               (195,035)   (191,277)     (195,035)   (191,277)
                               -----------  ----------   -----------  ----------
Net exposure                    1,058,450   1,071,985     1,045,915     954,237
                               ===========  ==========   ===========  ==========

The method used to determine the fair value of the Senior Notes obligation was the average market price, as of March 31, 2004, of the Senior Notes operations (Source: Sherman & Sterling), in New York, USA, and, for the U.S. dollar assets, the contract market price at the end of the period was used, which is equal to book value.


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In addition, the Company had derivative contracts aimed at reducing the above mentioned net exposure, which resulted in monetary variations being recorded in the financial statements for realized and unrealized losses of R$ 6,362, as follows:


                                                                                   PARAMETERS
                                 DATE                                               (RATES %)
  FINANCIAL        -------------------------------  INITIAL    --------------------------------------------
 INSTITUTION        OPERATION          MATURITY     AMOUNT                   BANKS               ESCELSA        (Losses)
--------------     --------------- ---------------  -------    ---------------------------------------------  ------------
ITAU/BBA            7/10/2003          7/14/2004     22.254     Exchange variation + 3.50%     100% of CDI       (2.438)
ITAU/BBA            7/29/2003          7/14/2004     29.108     Exchange variation + 4.50%     100% of CDI       (2.897)
PACTUAL             7/18/2003          7/14/2004     10.276     Exchange variation + 1.70%     100% of CDI       (1.027)
                                                                                                              ------------
                                                                                                                  (6.362)
                                                                                                              ------------


In the consolidated, the loans and financing contracted by companies of the ESCELSA System were raised based on rates and charges usually practiced in the domestic and foreign markets for investment funding, for the electric energy sector, in their electric energy concession areas.

The subsidiary MAGISTRA consolidates the foreign currency (US$) financial liabilities of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange and interest rate risk, swap instruments were used to hedge a portion of these liabilities, with change of index, as described in Note 14.

These swap indices are CDI, plus interest between 0.95% p.a. and 3.35% p.a.

Considering the appreciation of the real against the U.S. dollar, these hedge transactions yielded losses of R$ 3,904, recognized in the financial statements, in monetary variations.

At March 31, 2004, the position of this debt is as follows:

                                         AMOUNT
                               -----------------------       UNREALIZED
    LIABILITIES                  BOOK VALUE     SWAP           LOSSES
--------------------------------------------- --------    --------------
 Loans and financing               60,488      64,392         3,904

In the consolidated statements, foreign currency debt totals R$ 119,793, the terms and conditions of which constitute a natural hedge, thus reducing the foreign exchange and interest rate risks to a minimum.

For the remaining contracts, given the specific nature of these transactions and the impossibility of determining a market value for this type of financial instrument, management estimates that the market values of these instruments are equal or very close to their book values.

To reach this estimate, the Companies' management considered the evidences of risks inherent to the business, strategy and measures taken to manage the debt service.


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-------------------------------------------------------------GRUPO EDP  ESCELSA

22.2 Credit risk

There is a possibility that the Company will incur losses due to default of its customers.

To reduce this risk, the Company has the right to cut off the supply of electric energy in the event that a customer fails to make the payment in accordance with the periods defined by legislation and specific regulations. An allowance for doubtful accounts is set up in an amount considered sufficient by management to cover possible accounts receivable risks.


23. Universal Goals

Through Decree 4873/03, the Federal government created the Programa Nacional de Universalizacao - "Luz para Todos" in order to provide access to electric energy services for the entire Brazilian rural population up to 2008. The amounts of the concessionaires' participations, as the executing agents of the projects, are not defined, being subject to a partnership to be formed with the Ministry of Mines and Energy and State Government, with the intervention of ANEEL and ELETROBRAS. Accordingly, it is not possible at this time to evaluate how the Program may effect the Company's business.


24. NEW MODEL OF THE ELECTRIC SECTOR

The Federal Government, through the Ministry of Mines and Energy (MME) has presented an outline of its project for the electric sector reform, resulting, especially as it relates to the institutional model, in Provisional Measures 144 and 145/03, converted into Laws 10848 and 10847/04, respectively.

The relevant points are:

     o    Transfer of responsibilities of ANEEL to MME.
     o Creation of the Energy Research Company (EPE), of the Committee of Electric Sector Monitoring (CMSE) and Chamber of Electric Energy Commerce (CCEE). These entities will promote the planning and monitoring of the generation and transmission expansion, in addition to market management.
     o Definition of rules for electric energy selling, highlighting: (i) supply expansion (new projects for energy production) through auctions; (ii) free (ACL) and regulated (ACR) contracts; (iii) distribution activities focused on line service and networks, and energy sales to captive customers; (iv) restrictions on contracts between related parties; and (v) new rules for free consumer classes.

It is necessary to wait for the regulation that will follow in order to assess the new energy sector operating environment and risks and opportunities that will arise for the Company's business.


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-------------------------------------------------------------GRUPO EDP  ESCELSA

25. SUBSEQUENT EVENTS

25.1 - Tariff adjustment

On April 8, 2004, ANEEL approved, through Resolution 84/04, the annual tariff adjustment of the subsidiary ENERSUL, authorizing an average adjustment of 17.02%, composed as follows:

1.   Annual Contractual Tariff Adjustment Rate of 6.28%.
2.   Rate of 4.94% relating to the installment of the 2003 adjustment.
3.   Rate of 2.60% relating to 50% of the CVA deferred in 2003.
4.   Rate of 3.02% relating to the CVA between March 2003 and March 2004.
5. Rate of 0.18% relating to costs arising from the Emergency Program for Reducing Electric Energy Consumption (PERCEE).

The X Factor of 1.35% was applied on the IGPM variation, composed as follows:

1. 0.98% relating to the Xe component, which reflects the expected production gains arising from the change in the business scale due to the increase in the electric energy consumption in the area served.
2. 0.577% relating to the Xc component, which reflects the opinion of the consumers concerning the concessionaire, based on the ANEEL Customer Satisfaction Index (IASC).
3. Decrease of 0.2887% relating to the Xa component, which reflects the application of the Extended Consumer Price Index (IPCA) for the labor component of the concessionaire's Portion B.

25.2 - Significant Event Notice

On April 20 and 21, 2004, ESCELSA and the subsidiary ENERSUL disclosed the Significant Event Notice concerning the request for the prior approval of ANEEL in order to, according to current legislation, carry out a corporate reorganization.

The notice was as follows:

                            SIGNIFICANT EVENT NOTICE

EDP BRASIL S.A. ("EDP Brasil"), BANDEIRANTE ENERGIA S.A. ("Bandeirante"), IVEN S.A. ("Iven"), ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA ("Escelsa") and EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL ("Enersul") managements (EDP Brasil, Bandeirante, Iven, Escelsa and Enersul are collectively referred to as the "Companies"), under the terms and for CVM Instruction 358/02 purposes, publicly disclose that, on this date, they filed with the Brazilian Electricity Regulatory Agency ("ANEEL") a request for prior approval of the corporate reorganization (the "Reorganization"), which main objective is to simplify the Companies' corporate structure, obtain synergies and consolidate, exclusively in EDP Brasil, the liquidity and dispersion of the securities issued by the Companies. EDP Brasil intends to, in the future, adhere to the segment of the New Market of the Sao Paulo Stock Exchange. The Reorganization is part of an ongoing process aiming at the self-sustainable growth of the EDP companies in Brazil. The Reorganization does not change the Companies' indirect control, currently held by the EDP Group.

The Reorganization will include the stages described below, which, subject to ANEEL prior approval, are expected to occur on the same date, but in sequence and in the following order:

     (i) merger into Enersul of the investment and goodwill recorded in its direct parent company;

     (ii)  merger of Iven into Escelsa;

     (iii) merger into Escelsa of the Enersul shares not held by the merging company; and


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-------------------------------------------------------------GRUPO EDP  ESCELSA

     (iv) merger into EDP Brasil of the Escelsa and Bandeirante shares not held by the merging company.

EDP Brasil had already started to prepare the necessary documentation for registration as an open capital company and be able to trade its shares in the New Market segment. According to applicable legislation, specialized companies will be contracted to calculate the Companies' economical values, which will be the basis to determine the exchange ratio for substitution of the shares of the non-controlling shareholders, as well as to prepare the appraisal reports of the accounting net equities and the market values of the Companies.

Subject to the ANEEL prior approval, the Reorganization is expected to be implemented and concluded in the second six-month period of 2004, when a significant event notice will be disclosed for CVM Instruction 319/99 purposes.


                                       33


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